April 27, 2016
TO:    Alberta Securities Commission
Autorité des marchés financiers, Québec
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Superintendant of Securities, Newfoundland and Labrador
Superintendant of Securities, Northwest Territories
Superintendant of Securities, Nunavut
Superintendant of Securities, Prince Edward Island
Superintendant of Securities, Yukon Territory
Toronto Stock Exchange

RE:	SEARS CANADA INC. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON APRIL 27, 2016 VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we wish to advise you of the voting results of the following matters which were voted upon at our Annual and Special Meeting of Shareholders held on April 27, 2016:

1.	Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
R. Raja Khanna	82,770,097	99.77%	192,479	0.23%
Carrie Kirkman	81,078,758	97.73%	1,883,818	2.27%
Deborah E. Rosati	82,778,586	99.78%	183,990	0.22%
Anand A. Samuel	81,035,306	97.68%	1,927,270	2.32%
Graham Savage	82,741,455	99.73%	221,121	0.27%
S. Jeffrey Stollenwerck	81,038,522	97.68%	1,924,054	2.32%
Brandon G. Stranzl	80,813,649	97.41%	2,148,927	2.59%

2.	Appointment of Auditors

On a vote by ballot taken regarding the appointment of auditors, it was declared that the shareholders ratified the appointment of Deloitte LLP as auditors of Sears Canada Inc. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes for the appointment of auditors:	90,138,421	99.85% (of total votes cast)
Votes withheld for the appointment of auditors:	135,764	0.15% (of total votes cast)
Total Votes Cast:	90,274,185	100%

3.	Special Resolution Approving the Omnibus Equity Incentive Plan

On a vote by ballot taken regarding the special resolution approving the Omnibus Equity Incentive Plan, as more fully described in the Company’s Management Proxy Circular, it was declared that the shareholders confirmed the Special Resolution approving the Omnibus Equity Incentive Plan. Voting results are as follows:

Votes for the adoption of the Special Resolution approving the Omnibus Equity Incentive Plan:	80,202,745	96.67%	(of total votes cast)
Votes against the adoption of the Special Resolution approving the Omnibus Equity Incentive Plan:	2,761,584	3.33%	(of total votes cast)
Total Votes Cast:	82,964,329	100%

Yours very truly,

“Leigh Lampert”

Leigh Lampert
Interim Corporate Secretary